Cane Clark LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague~	Scott P. Doney~	Facsimile: 702-944-7100
Email: bclark@caneclark.com

December 18, 2007

Via Facsimile: (202) 772-9217 and Regular US Mail

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street N.E.
Washington, DC 20549

Mail Stop 6010

Attention: Iboyla Ignat, Staff Accountant

Re:	Znomics, Inc.
Item 4.01 Form 8-K Filed December 11, 2007
File No. 333-136372
____________________________________________________________________

We write on behalf of Znomics, Inc., (the “Company”) in response to Staff’s letter of December 13, 2007, by Ibolya Ignat, Staff Accountant of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Item 4.01 on Form 8-K, filed December 11, 2007, (the “Comment Letter”). On behalf of the Company, we are providing this response. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Item 4.01 Form 8-K

1.
please amend your filing to disclose that the principal accountant’s reports on the financial statements of the past two years were modified as to uncertainty. Describe the nature of the modification, in accordance with item 304(a)(1)(ii) of regulation s-b. we noted that the auditor’s reports were qualified as a result of substantial doubt about the Company’s ability to continue as a going concern.

In response to this comment, the Company has amended its disclosure as requested.

2.	revise your filing to refer to your former auditors as Dale Matheson Carr-Hilton Labonte, LLP instead of referring to them as “Matheson Carr-Hilton Labonte, LLP.”

In response to this comment, the Company has amended its disclosure as requested.

3.
Revise your disclosures to specify whether, during your past two fiscal years through the date of engagement (December 7, 2007), you consulted Moore & Associates, Chartered, regarding any of the matters outlined in Item 304(a)(2) of Regulation S-b.

In response to this comment, the Company has amended its disclosure as requested.

4.
Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Dale matheson Carr-hilton labonte, LLP, as required by Item 304(a)(3) of Regulation S-B. Please ensure that your former accountants date their letter.

In response to this comment, the Company has requested an updated letter and will provide the same immediately upon receipt.

In connection with responding to your comments, the Company acknowledges that:

--the company is responsible for the adequacy of the disclosures in the filings;

--staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

--the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this comment letter, please feel free to contact me at 702-312-6255. Thank You.

Sincerely,

CANE CLARK LLP

/s/ Bryan R. Clark, Esq.
Bryan R. Clark, Esq.

BRC:clw